March 28, 2011
via UPS NEXT DAY AIR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Pamela Howell

Re:	NovaMed, Inc.
Amendment No. 1 to Schedule 14A
Filed February 8, 2011
File No. 000-26625
Ladies and Gentlemen:
     This letter is provided on behalf of our client, NovaMed, Inc. (“NovaMed” or the “Company”) in response to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter from John Reynolds dated March 25, 2011 with respect to the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). The responses to the Staff’s comments are set forth below. In response to the Staff’s comments, we are filing today via EDGAR an amendment to NovaMed’s Preliminary Proxy Statement. For your convenience, your comments have been reproduced in bold below, together with NovaMed’s responses.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A General
1.	We are still reviewing your response to comments two and nineteen of our letter dated February 28, 2011 and may have further comment.

Response:

The Company acknowledges the Staff’s comment.

U.S. Securities and Exchange Commission
March 28, 2011

Reasons for the Recommendation of our Board of Directors, page 23
2.	We reissue comment seven of our letter dated February 28, 2011. Please explain why the likelihood that the merger would be completed is an element of fairness to unaffiliated security holders. The recommendation of the board included the determination that the merger is “advisable, fair to and in the best interests of NovaMed and its stockholders.” To the extent this factor was not used in determining fairness, please revise the disclosure in this section to clearly state the context in which the likelihood that the merger would be completed was used by the board in its recommendation and why it supported that conclusion.

Response:

In response to the Staff’s comment, we have deleted “Likelihood of Completion” as a factor considered by the Company’s Board of Directors.

3.	We reissue comment eight of our letter dated February 28, 2011. Please explain why the Board considered the existence of appraisal rights to be indicative of fairness. The ability of an aggrieved security holder to follow an appraisal procedure under state law would not seem to render the transaction fair. To the extent this factor was not used in determining fairness, please revise the disclosure in this section to clearly state the context in which appraisal rights were considered by the board in its recommendation and why it supported that conclusion.

Response:

In response to the Staff’s comment, we have deleted “Appraisal Rights” as a factor considered by the Company’s Board of Directors.
Opinion of William Blair, Financial Advisor to the NovaMed Board of Directors, page 26 Analysis of NovaMed, page 28
4.	We partially reissue comment nine of our letter dated February 28, 2011. While we note the list of general criteria that were used in determining the companies or transactions utilized in each analysis, we note that you have not provided any specific criteria used to determine the companies, other than the premiums paid analysis. To the extent that the companies were determined using specific criteria, please clearly disclose the specific criteria utilized. To the extent that the financial advisor did not utilize specific criteria, please clearly disclose throughout and provide clear disclosure as to how the companies and transactions were selected given the general criteria utilized. In addition, please disclose the list of 252 transactions referred to on page 30 and the list of 22 transactions described on page 31.

U.S. Securities and Exchange Commission
March 28, 2011

Response:

In response to the Staff’s comment, NovaMed has amended the Preliminary Proxy Statement to provide additional disclosure with respect to the criteria used to select the companies and transactions utilized in each analysis (page 31 and Appendix E).

5.	We partially reissue comment ten of our letter dated February 28, 2011. Please ensure each report explains why particular measures, multiples and ratios were chosen for analysis.

Response:

In response to the Staff’s comment, NovaMed has amended the Preliminary Proxy Statement to provide additional disclosure with respect to why particular measures, multiples and ratios were chosen for analysis (pages 30 and 31).

6.	We reissue comment 11 of our letter dated February 28, 2011. For each analysis performed, explain the significance of each finding and how the results of each analysis support the final determination of the fairness of the merger consideration. Also, disclose the meaning and significance of each analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction.

Response:

As explained in NovaMed’s letter to the Staff, dated March 8, 2011, William Blair’s final assessment as to the fairness of the merger consideration to be paid was based on its consideration of all of the analyses taken as a whole, and no particular weight or significance was placed on any particular analysis. Therefore, NovaMed has amended the Preliminary Proxy Statement to explicitly state that fact (pages 32, 34 and 35).

7.	We partially reissue comment 12 of our letter dated February 28, 2011. Please confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to William Blair that it used in formulating its opinion, as such information is material in understating the analysis provided by William Blair in rendering its fairness opinion. In addition, we are unable to locate the projected future cash flows defined as EBITDA less non-controlling interests less taxes, capital expenditures and changes in net working capital, which were utilized in the discounted cash flow analysis.

Response:

U.S. Securities and Exchange Commission
March 28, 2011

In response to the Staff’s comment, NovaMed has amended the Preliminary Proxy Statement to include a table disclosing the projected future cash flows, which were utilized in the discounted cash flow analysis. We confirm that we have disclosed all projections and underlying assumptions that NovaMed supplied to William Blair that it used in formulating its fairness opinion.

8.	Please add back the transaction fee percent, as this section should provide a qualitative and quantitative description of the fees paid or to be paid.

Response:

In response to the Staff’s comment, NovaMed has amended the Preliminary Proxy Statement to add back the transaction fee percent (page 35).

9.	We reissue comment 17 of our letter dated February 28, 2011. We note the disclosure on page 33 that “the Internal Financial Forecasts did not include certain potential downward revisions that may occur due to ongoing customer contract matters that were disclosed to William Blair.” Please disclose the basis for utilizing these forecasts given these potential downward revisions and discuss whether and how William Blair considered the potential downward revisions in rendering these analyses and the fairness opinion.

Response:

In response to the Staff’s comment, NovaMed has amended the Preliminary Proxy Statement to provide the basis for using the Internal Financial Forecasts and to describe why William Blair did not consider the potential downward revisions in rendering its analyses and the fairness opinion (page 36).
Interests of Certain Persons in the Merger, page 38
10.	We reissue comment 18 of our letter dated February 28, 2011. In particular, we note that Messrs. Hall and Cherrington’s employment will be terminated without cause after the merger. Please provide specific disclosure regarding the compensation they will receive as a result of the merger, rather than several tables reflecting the potential compensation in a number of scenarios.

Response:

In response to the Staff’s comment, NovaMed has revised the Preliminary Proxy Statement to include specific disclosure regarding the compensation Messrs. Hall and Cherrington will receive as a result of the merger (pages 45 and 46).
     Security Ownership of Certain Beneficial Owners and Management, page 15

U.S. Securities and Exchange Commission
March 28, 2011

11.	We partially reissue comment 21 of our letter dated February 28, 2011. Please file one executed agreement and a schedule identifying the other documents omitted and setting forth the material details in which such documents differ from the document that is filed. Such material details would include the names of the parties and number of shares subject to the different agreements. This would also include the final Exhibit A to Appendix C.

Response:

In response to the Staff’s comment, NovaMed has revised Appendix C so that it includes one executed agreement and a schedule identifying the other documents omitted and setting forth the material details in which such documents differ from the document that is filed, including the names of the parties and number of shares subject to the different agreements.
     In connection with responding to the Staff’s comments and the filing of an amendment to the Preliminary Proxy Statement, NovaMed hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure by it in the filing; (ii) Staff comments or changes made in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     Thank you very much for your attention to this matter. We hope that our responses to your comments address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (410) 580-4170 should you have any questions concerning this letter or require further information.
     Please file-stamp the enclosed copy of this letter and return it to the undersigned in the enclosed self-addressed stamped envelope.

Sincerely,
/s/ Jason C. Harmon
Jason C. Harmon